# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Columbus Circle Capital Corp. I, CIK 0002056263
CUSIP: G2296A109
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Columbus Circle, 24th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 11/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001076809
Persons authorized to receive notices and communications: Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, New York (NY), 10019, 2128087304

## Reporting persons
- Glazer Capital, LLC (CIK 0001076809): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,989,461; sole dispositive power 0; shared dispositive power 1,989,461; aggregate amount beneficially owned 1,989,461 (7.7% of the class)
- Paul J. Glazer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,989,461; sole dispositive power 0; shared dispositive power 1,989,461; aggregate amount beneficially owned 1,989,461 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Columbus Circle Capital Corp. I
Address of issuer's principal executive offices: 3 Columbus Circle, 24th Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Glazer Capital, LLC, a Delaware limited liability company ("Glazer Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the "Glazer Funds"); and

(ii) Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Glazer Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock (as defined in Item 2(d)) reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Glazer Capital is a Delaware limited liability company. Mr. Glazer is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used a total of approximately $27,037,359 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Glazer Funds.

The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for the Glazer Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons initially acquired the securities of the Issuer because they believed that they represented an attractive investment opportunity.

The Reporting Persons do not believe that the proposed business combination between the Issuer and ProCap BTC (the "Target"), as currently structured, is in the best interests of public shareholders. Notwithstanding this view, the Reporting Persons remain open to engaging constructively with the Issuer, the Sponsor, and the Target to explore potential modifications to the proposed business combination or related terms that could make the transaction more attractive and accretive for all stakeholders.

The Reporting Persons have communicated to the Target that one potential path to improving the alignment of interests among all stakeholders includes materially reducing the Sponsor's promote shares and certain transaction-related fees, with a view toward redistributing a portion of such economics to (i) a pool allocated to public shareholders who elect not to redeem their shares in connection with the proposed business combination, and (ii) the preferred stockholders. The Reporting Persons believe that exploring such a reallocation framework could enhance the attractiveness of the proposed business combination, improve capital structure stability, and create a more balanced outcome for public and preferred investors. These discussions remain preliminary, non-binding, and subject to further evaluation by all relevant parties.

At this time, the Reporting Persons intend to vote against the proposed business combination in its present form. The Reporting Persons also reserve the right to redeem some or all of their shares in connection with the shareholder vote related to the business combination or change their voting intentions or any such redemption decisions. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling shares of Common Stock, and/or engaging in short selling of, or hedging, or similar transactions with respect to the shares of Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D and have no intent or reserve any right with respect to any such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 25,705,000 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Annual Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A which is attached hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons and the Glazer Funds) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A: Transactions During the Last 60 Days
Exhibit 1: Joint Filing Agreement

## Signatures
- Glazer Capital, LLC: Paul J. Glazer, Paul J. Glazer, Managing Member (11/18/2025)
- Paul J. Glazer: Paul J. Glazer, Paul J. Glazer (11/18/2025)